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                        Independent Accountants' Report


Audit Committee
Bank of Hawaii


We have examined management's assertion that Bank of Hawaii (the Bank) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS
(USAP) during the year ended December 31, 1996, included in the accompanying report titled REPORT OF MANAGEMENT. Management is responsible for the Bank's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Bank's compliance based on our examination.


Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Bank's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank's compliance with specified requirements.


In our opinion, management's assertion that the Bank complied with the aforementioned requirements during the year ended December 31, 1996 is fairly stated, in all material respects.

                                                            /s/Ernst & Young LLP

February 15, 1997



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